Exhibit 3.(i)

ARTICLES OF AMENDMENT
OF
JOHNSON CONTROLS, INC.

                        Pursuant to the provisions of Section 180.1006 of the Wisconsin Business Corporation Law, the undersigned officer of Johnson Controls, Inc., a corporation organized and existing under and by virtue of the laws of the State of Wisconsin (the “Corporation”):

                        FIRST: The name of the Corporation is Johnson Controls, Inc.

                        SECOND: The introductory paragraph of Article III of the Corporation’s Restated Articles of Incorporation is amended to read in its entirety as follows:

                        The aggregate number of shares which this Corporation has authority to issue is 602,000,000 shares, consisting of 600,000,000 shares of class of designated “Common Stock” of the par value of $0.04-1/6 per share and 2,000,000 shares of class designated “Preferred Stock” of the par value of $1.00 per share. Any and all such shares of Common Stock and Preferred Stock may be issued for such consideration, not less than the par value thereof, as shall be fixed from time to time by the Board of Directors. Any and all such shares so issued, the full consideration for which has been paid or delivered, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such share shall not be liable for any further payments except as otherwise provided by applicable Wisconsin Statutes. Notwithstanding any other provision hereof, the Board of Directors shall have no authority to cause any shares of Preferred Stock to be issued if, as a result of such issuance, the aggregate amount payable in the event of voluntary or involuntary liquidation on all shares of Preferred Stock outstanding would exceed $100,000,000.

At the close of business on December 12, 2003, the effective date of this Amendment (the “Record Date”), each share of Common Stock outstanding or held in treasury immediately prior to the Record Date shall be changed into two shares of said Common Stock (the “Stock Split”). Stock certificates evidencing shares of Common Stock outstanding or held in treasury on the Record Date shall continue to evidence the same number of shares that such certificates evidenced prior to the Record Date and the additional shares issuable as a result of such change of each share into two shares shall be evidenced by new certificates distributed on or about January 2, 2004 to persons who are at the close of business on the Record Date the holders of record of Common Stock.

The preferences, limitations and relative rights of each class shall be as follows:

All subsequent paragraphs to the introductory paragraph of Article III of the Corporation’s Restated Articles of Incorporation remain in full force.

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                        THIRD: The foregoing amendment provides for change of issued shares as set forth therein.

                        FOURTH: The foregoing amendment was adopted by the Board of Directors of the Corporation on November 19, 2003. Shareholder approval of the foregoing amendment was not required.

                        FIFTH: The foregoing amendment was adopted in accordance with Section 180.1002 of the Wisconsin Statutes.

                        SIXTH: The foregoing amendment shall be effective at the close of business on December 12, 2003.

                        Executed in Milwaukee, Wisconsin, on the 12th day of December, 2003.

JOHNSON CONTROLS, INC

By:	/s/ John P. Kennedy John P. Kennedy, Senior Vice President, Secretary and General Counsel

SUBSCRIBED AND SWORN to
before me this 12th day of December, 2003.

/s/ Ann E. Alt Notary Public, State of Wisconsin
Commission Expires:	1-25-2004

This instrument was drafted by and should be returned to John P. Kennedy, Esq., of Johnson Controls, Inc., 5757 N. Green Bay Avenue, P.O. Box 591, Milwaukee, Wisconsin 53201-0591.

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